UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 9, 2017	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Hsinchu, Taiwan, March 9, 2017— On March 9, 2017, ChipMOS TECHNOLOGIES INC. (“Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held a meeting of its Board of Directors (the “Board”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Report of Company’s audited impairment loss on assets during the fiscal year 2016;

(2)	Company’s internal control system statements of fiscal year 2016;

(3)	Distributable compensation for employees, directors and supervisors for fiscal year 2016;

(4)	Company’s business report and financial statements of fiscal year 2016;

(5)	Earnings distribution plan of fiscal year 2016;

(6)	Distribution of cash to shareholders from capital surplus of share premium;

(7)	Amendments to Company’s Articles of Incorporation;

(8)	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets;

(9)	Independent assessment of the auditor engaged by Company and Company’s auditor engagement for fiscal year 2017;

(10)	Approval of release from the restrictions of directors from engaging in competitive activities in accordance with Article 209 of Taiwan’s Company Act;

(11)	Matters to be discussed in Company’s 2017 annual shareholders’ meeting (the “2017 ASM”);

(12)	Schedule and location for shareholders to submit proposals regarding the 2017 ASM;

(13)	Capital reduction and cancellation of forfeited restricted employee shares.

On matter (5) and (6), the Board resolved that NT$0.30 per share will be distributed from earnings and NT$0.70 per share will be distributed from capital surplus of share premium to the shareholders in cash. The total amount of cash to be distributed to the shareholders is NT$856,754,261. If any future event affects the total amount of Company’s outstanding shares, the Chairman of the Board is authorized to adjust the distribution ratio based on the total amount of distribution approved at the shareholders’ meeting, and the actual amount of Company’s outstanding shares as of the record date of the distribution.

On matter (11), the Board resolved that the 2017 ASM will be convened on May 26, 2017, at Hsinchu Science Park Life Hub, Einstein Hall (1 Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu, Taiwan). The subjects for convening the 2017 ASM are as follows:

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(1)	Report Items:

(i)	Company’s business report for fiscal year 2016;

(ii)	Audit Committee’s review of the financial statements for fiscal year 2016;

(iii)	Report of audited impairment loss on assets;

(iv)	Amendments to Procedures for Ethical Management and Guidelines for Conduct;

(v)	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2016;

(vi)	Report of merger-related matters after Company’s merger with its parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD.;

(vii)	Status of Company’s private placement;

(viii)	Adjustment of estimated useful life for certain Facilities and Machinery Equipment; and

(ix)	Shareholders’ proposals are not included in the agenda.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for fiscal year 2016; and

(ii)	Adoption of the earnings distribution plan for fiscal year 2016.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets; and

(iii)	Distribution of cash to shareholders from capital surplus.

(4)	Other proposal: Approval of release from the restrictions of directors from engaging in competitive activities in accordance with Article 209 of Taiwan’s Company Act.

(5)	Book closure period commencement date: March 28, 2017

(6)	Book closure period ending date: May 26, 2017

On matter (13), the Board resolved that due to resignation of employees who were previously granted restricted shares, a total of 127,000 common shares previously granted to them have been forfeited in accordance with ChipMOS’ “Regulations of the Issuance of Restricted Shares”, and therefore, ChipMOS shall cancel these 127,000 common shares, representing 0.01% of the share capital, through a capital reduction in the amount of NT$1,270,000. The capital reduction record date is March 13, 2017. The share capital of ChipMOS after the capital reduction will be NT$8,868,392,610.

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